June 12, 2017

VIA EDGAR

Jan Woo, Legal Branch Chief

Securities and Exchange Commission

Office of Information Technologies and Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Inpixon
Registration Statement on Form S-1
Filed May 22, 2017
File No. 333-218173

Dear Ms. Woo:

Inpixon, a Nevada corporation (the “Company”), submits the following response to the comment letter, dated June 2, 2017 (the “Comment Letter”), concerning the above referenced filing (the “Original Registration Statement”).

Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Comment Letter. Concurrently with this response, the Company is filing with the SEC Amendment No. 1 to the Original Registration Statement (the “Amendment” and the Original Registration Statement as amended by the Amendment, the “Amended Registration Statement”), which incorporates the revisions to the Original Registration Statement described herein. To expedite your review, we have enclosed with this letter a marked copy of the Registration Statement, which shows all changes from the Original Registration Statement.

In the responses below, references to “we”, “our” and “us” refer to the Company. Capitalized terms used but not defined in this response letter have the meanings ascribed to them in the Amended Registration Statement. We have reproduced the text of the Staff’s comments in bold-face and in the order presented in the Comment Letter, followed by the Company’s responses.

Registration Statement Cover Page

1.	Please revise to calculate the registration fee of the units based on the offering price of the units and the exercise price of the warrants and preferred stock, as applicable. For guidance, please refer to Securities Act Rule 457(i) and Questions 240.05 and 240.06 of our Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE: In response to the Staff’s comment, the Company has revised the fee table to calculate the registration fee of the units based on the offering price of the units and the exercise price of the warrants and preferred stock, as applicable.

Prospectus Cover Page

2.	Please revise your filing to include all information except that which can be excluded pursuant to Securities Act Rule 430A. For example, we note that you have omitted the number of securities being offered. For guidance, please refer to Question 227.02 of our Securities Act Rules Compliance and Disclosure Interpretations.

RESPONSE: In response to the Staff’s comment, the Company has revised the Amended Registration Statement to include all information except that which can be excluded pursuant to Securities Act Rule 430A.

If you or any other member of the Staff should have any further comments or questions regarding this response, please contact the Company’s securities counsel, Melanie Figueroa, Esq. of Mitchell Silberberg & Knupp LLP at (917) 546-7707 or mxf@msk.com.

Sincerely,

INPIXON

By:	/s/ Nadir Ali
Nadir Ali, Chief Executive Officer